SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

06005228

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CW

SEC FILE NUMBER
8- 45496

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 AND ENDING 12/31/2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BSC Securities, L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 NW Loop 281, Suite 100
(No. and Street)

Longview, TX 75604
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 26 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company, P.C., CPAs
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 100, Houston, TX 77056
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KS 4/25

OATH OR AFFIRMATION

I, Larry Quinn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BSC Securities, L.C., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERYL A. DUNLAP
Notary Public State of Texas
COMM. EXP 11-15-2008

Signature

VP & CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. N/A
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Members
BSC Securities, L.C.
Longview, Texas

We have audited the accompanying balance sheets of BSC Securities, L.C. as of December 31, 2005 and 2004 and the related statements of income and members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BSC Securities, L.C. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
January 27, 2006

ASSETS

	2005	2004
Cash and equivalents	$ 602,483	$ 584,506
Deposit with clearing agent (cash)	102,862	132,701
Receivable from clearing agent and others	162,595	173,767
Prepaid expenses	19,740	26,471
Equipment, net of accumulated depreciation of $163,938 and $143,890, in 2005 and 2004 respectively	31,856	46,869
Goodwill, net of accumulated amortization of $144,052 in 2005 and 2004	98,278	98,278
Other assets, net	7,860	15,570
TOTAL ASSETS	$ 1,025,674	$ 1,078,162

LIABILITIES AND MEMBERS' EQUITY

	2005	2004
Accounts payable	$ 58,745	$ 13,477
Accrued expenses	111,907	114,187
Due to customers	7,404	16,511
TOTAL LIABILITIES	178,056	144,175
MEMBERS' EQUITY	847,618	933,987
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,025,674	$ 1,078,162

The accompanying notes are an integral part of the financial statements.

BSC SECURITIES, L.C.

STATEMENTS OF INCOME AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES		
Commission and fees	$ 2,213,864	$ 2,359,115
Other income	24,963	6,754
TOTAL REVENUES	2,238,827	2,365,869
EXPENSES		
Clearing agent fees	98,352	103,266
Broker compensation, commission, taxes and benefits	1,077,496	1,189,123
Employee compensation, taxes and benefits	461,174	438,648
Computer services	92,421	103,195
Depreciation and amortization	24,766	25,956
Rent	121,598	125,896
Advertising	32,751	28,960
Taxes, other than income	9,143	6,803
Other operating expenses	190,233	201,557
TOTAL EXPENSES	2,107,934	2,223,404
NET INCOME	130,893	142,465
MEMBERS' EQUITY, BEGINNING OF YEAR	933,987	854,262
MEMBERS' CONTRIBUTIONS	7,738	37,260
MEMBERS' WITHDRAWALS	(225,000)	(100,000)
MEMBERS' EQUITY, END OF YEAR	$ 847,618	$ 933,987

The accompanying notes are an integral part of the financial statements.

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 130,893	$ 142,465
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	24,766	25,956
Changes in operating assets and liabilities		
Deposit with clearing agent	29,839	(32,512)
Receivable from clearing agent and others	11,172	(24,240)
Prepaid expenses	6,731	(9,635)
Other assets, net	3,300	(113)
Accounts payable	45,268	6,697
Accrued expenses	(2,280)	15,134
Due to customers	(9,107)	16,511
Net cash provided by operating activities	240,582	140,263
INVESTING ACTIVITIES		
Purchase of equipment	(5,343)	(25,358)
Net cash used by investing activities	(5,343)	(25,358)
FINANCING ACTIVITIES		
Contributions by members	7,738	37,260
Withdrawals by members	(225,000)	(100,000)
Net cash used by financing activities	(217,262)	(62,740)
CHANGE IN CASH AND EQUIVALENTS	17,977	52,165
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	584,506	532,341
CASH AND EQUIVALENTS AT END OF YEAR	$ 602,483	$ 584,506

The accompanying notes are an integral part of the financial statements.

NOTE A ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – BSC Securities, L.C. ("the Company") was formed under Texas State Law as a limited liability company on October 27, 1992 and is owned by four distinct financial institutions in East Texas: Guaranty Bond Bank, Mt. Pleasant; Texas Bank & Trust, Longview; Alliance Bank, Sulphur Springs; and Southside Bank, Tyler ("Members"). The Company commenced active operations in January 1993, when it purchased the discount brokerage operations of Longview Financial Services Company. During 2005, the Members of the Company elected to discontinue their association (see Note I).

Nature of Operations – The Company is licensed as a full-service broker-dealer of securities. It principally acts in an agency capacity as a fully-disclosed broker providing brokerage services for its customers through a clearing agent and charging a commission for those services. Its operations are regulated by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). Its principal market is the general public in the eastern and northeastern region of Texas; however, it is licensed to perform brokerage services for the public in the state of Texas and eleven other states.

Cash Equivalents – The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that were not held for sale in the ordinary course of business. These were principally money market funds.

Credit Risk – The Company's money market deposits, which were $549,912 and $511,573 at December 31, 2005 and 2004 are insured by the Securities Investor Protection Corporation up to $500,000. It is the Company's practice to utilize high net worth clearing brokers to minimize its credit risk.

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review the credit standing of each counter party.

Deposit with Clearing Agent – Deposit with clearing agent is valued at market value. Any difference between cost and market (or fair value) is included in income. The cost of the Company's deposit with clearing agent at December 31, 2005 and 2004 approximated market value.

Commissions and Clearing Fees – Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

The Company contracts with a clearing agent for the majority of securities transactions made on behalf of its customers. The clearing agent clears and settles customers' transactions in exchange for a clearing fee. The Company, through contractual agreements, also conducts transactions on behalf of its customers directly with certain issuers of investment and investment-related products, such as mutual funds and annuities. The Company does not maintain securities or accounts for its customers, but acts only as their broker. Receivable from clearing agent and others represents the Company's share of commissions for transactions conducted through the clearing agent and commissions receivable under contractual agreements from other sources for transactions directly with them.

NOTE A ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill – The Company has classified as goodwill the cost in excess of fair value of the net assets acquired from Longview Financial Services Company. Through December 31, 2001 goodwill was being amortized on a straight-line method over 15 years. On January 1, 2002 the Company adopted Financial Accounting Standards Board (FASB) Pronouncement 142, which eliminated amortization of goodwill; however, it requires the Company to evaluate goodwill for impairment. Based upon the Company's valuation, fair market value of the Longview business segment exceeded its net asset value. Consequently, no adjustment to goodwill was recorded in 2005 or 2004.

Equipment and Depreciation – Equipment is recorded at cost and depreciated on the straight-line basis over the estimated lives of the assets which are generally three to five years.

Federal Income Taxes – The Company was formed under state law as a limited liability company. As a limited liability company, it is considered a partnership under the provisions of the Internal Revenue Code of 1986. The Company's income, losses, and tax credits will be included in the individual income tax returns of the Members. Accordingly, the Company does not record a provision for Federal income taxes.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B CASH

At December 31, 2005 and 2004, the Company had cash amounting to $24,000, segregated in a special reserve bank account for the benefit of customers under Rule 15(c)3-3 of the Securities and Exchange Commission (See Note E).

NOTE C NET CAPITAL REQUIREMENTS

In July 1994, the Company was approved by the NASD to amend its restriction letter and operate under a minimum capital requirement of $250,000 as set forth by the Securities and Exchange Commission Rule 15c3-1. Under Rule 15c3-1, the Company must maintain at all times a minimum net capital which consists of the greater of $250,000 or 6 2/3% of aggregate indebtedness, and the Company's ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. The following is a summary of the Company's actual capital compared with required capital amounts as of December 31, 2005.

Net Capital - Actual (Schedule I)	$ 676,647
Net Capital - Required (Schedule I)	250,000
Excess Net Capital	$ 426,647
Aggregate Indebtedness to Net Capital	.25 to 1

NOTE C NET CAPITAL REQUIREMENTS (CONTINUED)

The following is a summary of the Company's actual capital compared with required capital amounts as of December 31, 2004.

Net Capital - Actual (Schedule III)	$ 732,554
Net Capital - Required (Schedule III)	250,000
Excess Net Capital	$ 482,554
Aggregate Indebtedness to Net Capital	0.17 to 1

NOTE D STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The basic financial statements do not include the Statement of Changes in Liabilities Subordinated to Claims of General Creditors as there were no such liabilities during 2005 and 2004.

NOTE E RELATED PARTY TRANSACTIONS

The Company has bank accounts with its Members, which is used for clearing customers' securities transactions. At December 31, 2005 and 2004, these accounts had a total balance of $7,404 and $16,511, respectively. Any balance in these accounts would also be shown as "Due to Customers" in the liabilities section of the accompanying balance sheets. In addition, the Company must maintain a special reserve bank account in the amount of 105% of the amount shown as "Due to Customers." This reserve account, which had a balance of $24,000 at December 31, 2005 and 2004, is also with a Member (See Schedule II and Note B).

The Company leases office space and equipment from the Members. Approximate lease costs for each of the years ended December 31, 2005 and 2004 was $122,000 and $126,000, respectively.

Approximate bank charges incurred on the clearing accounts at Members for the years ended December 31, 2005 and 2004 were $17,000 and $16,000, respectively.

NOTE F COMMITMENTS AND CONTINGENT LIABILITIES

The Company has entered into non-cancelable operating leases with its Members (Note E) for office space and equipment. Rentals are payable on a monthly basis, and are determined upon the volume of space and equipment under lease for that month. At December 31, 2005, the Company estimates that its annual rentals will approximate $90,000 for each of the next five years for its remaining Member. See Note I regarding dissolution of association.

NOTE F COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

The Company has been instructed by the SEC to contact customers who had mutual fund investments with the Company during the period from 1999 through 2003 to determine if proper purchase discounts were allowed based on certain volume criteria. The Company has contacted all customers, received responses, and is researching all claims. Although the total liability has not been determined, management believes any liability owed by the Company to customers would not be material to the financial statements. During 2005 and 2004, the Company paid out approximately $-0- and $14,000, respectively to customers to settle reported claims.

NOTE G PENSION PLAN

The Company has a 401(k) pension plan covering substantially all employees. Company contributions for the years ended December 31, 2005 and 2004 were $45,812 and $52,104, respectively, and are included in the statements of income as a component of employee compensation and benefits.

NOTE H CONCENTRATION OF MARKET RISK

The Company provides securities brokerage services to customers located primarily in the eastern and northeastern regions of Texas. The revenue of the Company is directly influenced by the economy of these regions.

NOTE I DISSOLUTION OF ASSOCIATION

During 2005, the four Members of the Company agreed to dissolve the current ownership structure and operate their respective brokerage services independently. As a part of the dissolution, Texas Bank & Trust (TB&T) will acquire the interests of the other Members based upon a formula that quantifies liquid capital plus fair market value of capital assets. The final negotiated values will be determined in 2006. The Company will then be wholly owned by TB&T, but will continue to be operated as a separate and distinct entity. The gross revenues of the Company will be significantly reduced by the withdrawal of the three Members. During 2005, the three withdrawing Members accounted for approximately 50% of Company revenues. Management is of the opinion that it has reduced operating expenses in line with the expected reduction in revenues. TB&T has agreed to make necessary capital contributions to keep the Company in compliance with net capital requirements.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

TOTAL MEMBERS' EQUITY	$ 847,618
LESS NONALLOWABLE ASSETS	
Petty cash and deposit	(107)
Accounts receivable	(2,132)
Prepaid expenses	(19,740)
Equipment	(31,856)
Goodwill	(98,278)
Other assets	(7,860)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	687,645
HAIRCUTS ON SECURITIES POSITIONS	(10,998)
NET CAPITAL	676,647
MINIMUM NET CAPITAL - GREATER OF:	
6 2/3% aggregate indebtedness or	
Minimum dollar requirements of $250,000	250,000
EXCESS OF NET CAPITAL	$ 426,647

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2005)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II FOCUS Report (Unaudited)	$ 676,647
RECONCILING ITEMS OR DIFFERENCES	-
NET CAPITAL PER ABOVE	$ 676,647

See independent auditor's report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2005

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$ 7,404
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-
Market value of short security count differences over 30 calendar days old	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-
Total credit items	7,404
DEBIT BALANCES	
Debit balances in the customers' cash and margin accounts excluding unsecured accounts doubtful of collection net of deductions pursuant to rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to delivery of customers' securities not older than 30 calendar days	-
Total debit items	-
RESERVE COMPUTATION	
Excess of total credits over total debits	$ 7,404
Amount required to be on deposit under rule 15c3-3	$ 7,773
Amount held on deposit in reserve bank account	$ 24,000
Amount of deposit	-
New amount in reserve bank account after deposit	$ 24,000
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2005)	
Excess credits as reported in Company's Part II FOCUS report	$ 7,404
Excess credits per this computation	$ 7,404

See independent auditor's report.

SCHEDULE III
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

TOTAL MEMBERS' EQUITY	$ 933,987
LESS NONALLOWABLE ASSETS	
Petty cash	(688)
Accounts receivable	(3,326)
Prepaid expenses	(26,471)
Equipment	(46,869)
Goodwill	(98,278)
Other assets	(15,570)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	742,785
HAIRCUTS ON SECURITIES	(10,231)
NET CAPITAL	732,554
MINIMUM NET CAPITAL - GREATER OF:	
6 2/3% aggregate indebtedness or	
Minimum dollar requirements of $250,000	250,000
EXCESS OF NET CAPITAL	$ 482,554

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2004)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II FOCUS Report (Unaudited)	$ 732,554
RECONCILING ITEMS OR DIFFERENCES	-
NET CAPITAL PER ABOVE	$ 732,554

See independent auditor's report.

SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$ 16,511
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-
Market value of short security count differences over 30 calendar days old	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-
Total credit items	16,511
DEBIT BALANCES	
Debit balances in the customers' cash and margin accounts excluding unsecured accounts doubtful of collection net of deductions pursuant to rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to delivery of customers' securities not older than 30 calendar days	-
Total debit items	-
RESERVE COMPUTATION	
Excess of total credits over total debits	$ 16,511
Amount required to be on deposit under rule 15c3-3	$ 17,337
Amount held on deposit in reserve bank account	$ 24,000
Amount of deposit	-
New amount in reserve bank account after deposit	$ 24,000
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2004)	
Excess credits as reported in Company's Part II FOCUS report	$ 16,511
Excess credits per this computation	$ 16,511

See independent auditor's report.

Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the S.E.C.

The Company does not take control or possession of customer securities. Accordingly, this schedule is not presented.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

The Company does not maintain balances on behalf of its customers relating to commodity futures or options; accordingly; this schedule is not presented.

See independent auditor's report.